C SQUARED DEVELOPMENTS INC.
(formerly LUCERO RESOURCE CORP.)
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628


02002926

January 9, 2002

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc. (formerly Lucero Resource Corp.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News Release #07 dated October 18, 2001;
2. BC Form 53-901F dated October 18, 2001;
3. News Release #01 dated January 9, 2002; and
4. BC Form 53-901F dated January 9, 2002.

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

82-1756.

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628

OCTOBER 18, 2001
NEWS RELEASE 00-07
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that is has entered into a non-brokered private placement consisting of 100,000 units at a price of $0.10 per unit. Each unit is comprised of one share plus one share purchase warrant exercisable into an additional common share at a price of $0.10 during year one and $0.12 during year two.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F
(formerly Form 27)

Securities Act (British Columbia)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. **Reporting Issuer**

C Squared Developments Inc. (formerly Lucero Resource Corp.)
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 682-7041

2. **Date of Material Change**

October 18, 2001

3. **Press Release**

A news release was issued on October 18, 2001, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company announces a private placement of 100,000 units at $0.10 each.

5. **Full Description of Material Change(s)**

The Company announces that is has entered into a non-brokered private placement consisting of 100,000 units at a price of $0.10 per unit. Each unit is comprised of one share plus one share purchase warrant exercisable into an additional common share at a price of $0.10 during year one and $0.12 during year two.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 682-7041

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 18th day of October, 2001.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628

JANUARY 9, 2002
NEWS RELEASE 00-01
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has entered into a non-brokered private placement of up to two million Special Warrants at a price of $0.10 per Special Warrant, for gross proceeds of up to $200,000.00.

Each Special Warrant will be exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the purchaser to acquire an additional share at a price of $0.10 per share in year one and at a price of $0.12 per share in year two. A finder's fee will be payable on a portion of the placement.

Proceeds will be used for general working capital, future acquisitions, and accounts payable.

In addition, the Company has cancelled its existing stock options and has granted new stock options to purchase up to 300,000 shares, exercisable at 10¢ per share for a term of five years, under its Stock Option Plan.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1756.

BC FORM 53-901F
(formerly Form 27)

Securities Act (British Columbia)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

02 FEB -5 AM 8:52

1. **Reporting Issuer**

C Squared Developments Inc.
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 682-7041

2. **Date of Material Change**

January 9, 2002

3. **Press Release**

A news release was issued on January 9, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has entered into a non-brokered private placement of up to two million Special Warrants at a price of $0.10 per Special Warrant, for gross proceeds of up to $200,000.00. In addition, the Company has cancelled its existing stock options and has granted new stock options to purchase up to 300,000 shares under its Stock Option Plan.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 682-7041

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 9th day of January, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628

JANUARY 9, 2002
NEWS RELEASE 00-01
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has entered into a non-brokered private placement of up to two million Special Warrants at a price of $0.10 per Special Warrant, for gross proceeds of up to $200,000.00.

Each Special Warrant will be exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the purchaser to acquire an additional share at a price of $0.10 per share in year one and at a price of $0.12 per share in year two. A finder's fee will be payable on a portion of the placement.

Proceeds will be used for general working capital, future acquisitions, and accounts payable.

In addition, the Company has cancelled its existing stock options and has granted new stock options to purchase up to 300,000 shares, exercisable at 10¢ per share for a term of five years, under its Stock Option Plan.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President